FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                   HSBC TO SELL AMP BANK-ORIGINATED MORTGAGES

HSBC New Zealand is negotiating the sale of its AMP Bank-originated residential mortgage book to Kiwibank Limited in order to focus on customers with international as well as local financial needs.

Kiwibank and HSBC have entered into a non-binding agreement to negotiate the sale which is expected to be at a slight premium to book. The portfolio comprises approximately 5,900 customer accounts with a total book value of NZ$720 million (approximately US$496.8 million) at 18 January 2007.

HSBC New Zealand will retain the majority of its residential home loan portfolio
- a book of NZ$1.575 billion in loans that were largely originated by HSBC.

Norman Wilson, chief executive officer of HSBC in New Zealand, said: "It is our intention to focus our business on those customers whom we are best placed to serve. In large part, these customers have international interests and need the unique support HSBC can offer.

"Kiwibank is growing its market share in New Zealand and is well placed to provide the customers who came to HSBC through AMP with the quality of products and support to which they are accustomed. HSBC will work with Kiwibank in the future, using our presence worldwide to help it access global capital markets.

"The AMP portfolio has helped us build our profile in New Zealand. We continue to be committed to our remaining mortgage business, which has increased over 40 per cent since 2002 and the majority of which was acquired through direct relationships with customers. We intend to continue to grow our own mortgage business."

The transaction is subject to regulatory approval and agreeing final terms and conditions.

1. The HSBC Group in New Zealand

In New Zealand, the HSBC Group offers an extensive range of financial services through a network of seven branches and offices. These services include personal and commercial financial services, trade finance, treasury and financial markets, corporate banking, investment advisory and securities custody. The principal HSBC Group member in New Zealand is The Hongkong and Shanghai Banking Corporation Limited.

2. The Hongkong and Shanghai Banking Corporation Limited

The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with around 9,500 offices in 81 countries and territories and assets of US$1,738 billion at 30 June 2006, is one of the world's largest banking and financial services organisations.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  15 February 2007